Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released	07:00 07-Apr-05

RNS Number:7366K
Wolseley PLC
07 April 2005

Wolseley plc
£37 Million Spent on Three New Acquisitions

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, provides an update on recent acquisitions.

Since Wolseley's interim results announcement on 21 March 2005, an additional three distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £37 million in cash.

These acquisitions bring Wolseley's total spend on acquisitions, including debt acquired, since the beginning of the financial year, to approximately £259 million. In total, the eighteen acquisitions completed to date are expected to add approximately £487 million to group turnover in a full year. Goodwill related to these eighteen acquisitions is estimated to be around £87 million. Details of the additional three acquisitions are set out below.

European Distribution

In April 2005, Tobler in Switzerland acquired Niklaus Energie – und Gebaudetechnik AG (“Niklaus”). Niklaus is a distributor of plumbing and heating products to the trade and a specialist distributor of insulation and ventilation products, supplying heating systems to commercial construction projects. Niklaus operates from six branches across Switzerland and achieved sales of CHF33.7 million (£14.9 million) in the eighteen months to 31 December 2004 and had net assets, excluding net debt, of CHF9.1 million (£4.0 million) at that date.

North American Plumbing and Heating Distribution

In April 2005, Ferguson agreed to acquire substantially all of the assets of Full Service Supply Inc. (“FSS”), subject to assignment of certain customer contracts. Headquartered in Latrobe, Pennsylvania, FSS is a wholly owned subsidiary of Kennametal Inc., primarily focused on delivery of Maintenance, Repair and Operations (MRO) supplies to customers in the manufacturing sector. It serves more than 100 customers across 33 states in the USA and one province of Canada. In the year ended 30 June 2004 FSS had sales of $138.5 million (£74.1 million) and net assets, excluding net debt, of $47.2 million (£25.2 million) at that date. On completion, which is expected in May 2005, FSS will operate as part of the Ferguson Integrated Systems division.

US Building Materials Distribution

In April 2005, Stock Building Supply acquired the trade and net assets of Davidson Industries Inc (“Davidson”). Davidson is the leading fabricator and distributor of lumber products, building materials, value-added components and millwork in the greater metropolitan area of Indianapolis. Operating from two branches, Davidson supplies customers with complete housing packages, roof and floor trusses and engineered wood products. It had sales of US$65.5m (£35.0 million) for the year ended 31 December 2004 and net assets, excluding net debt, of $19.7 million (£11.7 million) at that date.

The segmental split of the total acquisition spend since 1 August 2004 has been:

Division	No. of Acquisitions	Spend
		£ million

European Distribution	8	160
North American Plumbing & Heating Distribution	8	85
US Building Materials Distribution	2	14

TOTAL	18	259

Charlie Banks, Group Chief Executive of Wolseley said:

“I am very pleased with these new deals which takes our acquisition spend so far this year to £259 million. These bolt-on acquisitions will further strengthen our presence in Europe and North America, and they support our strategy of growing the business through acquisition and organic growth.”

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:
£1 = $1.87, £1 = CHF2.26

Press/Investor Enquiries:

Wolseley plc 0118 929 8700

Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959

Nina Coad
Deborah Done

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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